UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2026

Jean-Marie Mognetti
Chief Executive Officer
Odysseus Holdings Ltd
CoinShares International Limited
2 Hill Street
St. Helier, JE2 4UA
Jersey, Channel Islands

Re: Odysseus Holdings Ltd
CoinShares International Limited
Draft Registration Statement on Form F-4
Submitted November 21, 2025
CIK No. 0002087587

Dear Jean-Marie Mognetti:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4

Cover Page

1. Please disclose more prominently the national securities exchange where the securities of the post-combination company will be listed. Refer to Item 501(b)(4) of Regulation S-K.

Questions and Answers for Vine Hill Shareholders
Q. Will Vine Hill obtain new financing in connection with the Business Combination?, page xvii

2. We note your disclosure that "[p]rior to the Closing, Holdco, CoinShares and Vine Hill may seek to raise additional financing that would be conditioned upon, among other things, the completion or concurrent consummation of the Business Combination." Please expand your disclosure to clarify the circumstances under which Holdco, CoinShares and Vine Hill may seek to raise additional financing.

Summary of the Proxy Statement/Prospectus
Closing Conditions, page 3

3. We note your disclosure on page 77 that specified conditions must be satisfied or waived to complete the Business Combination. Please revise to disclose which of the closing conditions may be waived.

Subscription Agreement, page 5

4. We note your disclosure that pursuant to the PIPE Subscription Agreement, the PIPE Investor may elect to reduce the number of PIPE Investment Shares that it is obligated to purchase under the PIPE Subscription Agreement by the number of Vine Hill Class A Shares owned by the PIPE Investor (on a one-for-one basis up to the total amount of PIPE Investment Shares subscribed for under the PIPE Subscription Agreement). Please specify whether the amount that the PIPE Investor may reduce the number of PIPE Investment Shares that it is obligated to purchase may be reduced by the number of Vine Hill Class A Shares already held. If so, please revise your disclosure to clarify whether the PIPE Investor already owns Vine Hill Class A Shares and, if so, the amount and percentage of shares owned.

Risk Factors
Our XBT Note Program is subject to risks, page 50

5. Please revise your risk factor to describe in greater detail the "XBT Note Program," including what percentage of your business relates to the XBT Note Program.
6. Please revise to attach the Collateral Management Agreement as an exhibit, or provide your analysis as to why you believe this is not required under Item 601(b)(10) of Regulation S-K.

Liquidity risk in certain proof of stake protocols, page 51

7. We note your disclosure that "[s]ome proof of stake protocols (e.g., Polkadot) restrict transferability of digital assets that are contributed to a staking pool for a certain period." We also note your disclosure on page F-121 that as of December 31, 2024, a significant amount of the Group's ETH was held with service providers for the purpose of staking and that exiting a validator position currently takes approximately 6 days. To the extent you specifically experience liquidity risk from staking ETH, please discuss such risk here.

We hold certain investments in both equity and digital assets, page 52

8. We note that you hold certain principal investments in early-stage equity investments and strategic equity investments that were valued at $25.6 million as of June 30, 2025. In an appropriate section, please revise to provide more details regarding your material investments and your policies and procedures for identifying and holding these equity investments.

Risks Related to Legal, Compliance and Regulations, page 54

9. Please revise to add risk factor disclosures relating to specific governmental regulations in the jurisdictions that apply to your business and operations. In this regard, we note that CoinShares is currently regulated in Jersey, France and the United States.

We currently trade our digital asset holdings, page 57

10. We note that you currently buy and sell digital assets primarily on non-U.S. exchanges, including regulated exchanges located in the EU. Where appropriate, please revise to list and describe the exchanges on which you conduct trading activities to a material extent.

The Business Combination Proposal, page 100

11. Where appropriate, please provide a detailed discussion of CoinShares' reasons for engaging in the de-SPAC transaction and whether CoinShares considered other transactions, such as a traditional IPO, in lieu of a de-SPAC. Refer to Item 1605(b)(3) of Regulation S-K.

Background of the Business Combination, page 105

12. We note your disclosure that you submitted 14 non-binding proposals and evaluated more than six potential business combination targets in the digital asset sector, but that you did not enter into an exclusivity period or letter of intent with any target other than ConShares due to other potential targets either seeking terms that were not deemed to be attractive to Vine Hill or determining not to progress to a business combination with any SPAC. Please expand your disclosure to discuss the types of terms that were not deemed to be attractive to Vine Hill.

13. Please revise throughout to provide details of the negotiations of the material terms of the transaction. Your disclosure should indicate the particular views and positions that were discussed at meetings, and how you reached final agreement on such terms.

14. Please revise to provide additional details regarding the PIPE Investment, including any discussions about the need to obtain additional financing for the combined company; the negotiation and marketing process with respect to the PIPE Investment; who selected the potential PIPE investors; what relationships the PIPE investors have to the SPAC, Vine Hill, CoinShares and its affiliates, and the placement agent; and how the terms of the PIPE Investment were determined. In addition, please describe how the parties decided on allowing the PIPE Investor to elect to reduce the number of PIPE Shares that it is obligated to purchase under the PIPE Subscription Agreement by the number of Vine Hill Class A Shares owned by the PIPE Investor.

15. Please revise to disclose any negotiations related to (1) the executive officers and board members of Holdco (including their compensation arrangements) after the Business Combination and (2) the value of the transaction for the Vine Hill Public Shareholders.

<u>Guideline Company Analyses, page 112</u>

16. Please revise to discuss whether the market information available from CoinShares being publicly listed on the Nasdaq Stockholm and quoted on the OTCQX was considered in connection with the valuation attributed to CoinShares.

<u>Vine Hill Board's Reasons for the Approval, page 116</u>

17. Please revise here and on page 202 to provide support for your claims that:
    - "Global cumulative net flows into crypto spot ETPs reached $110 billion by mid-2025."
    - "CoinShares is the fourth-largest manager of digital asset ETP products globally by AUM behind BlackRock, Grayscale and Fidelity."
    - "CoinShares' AUM has more than tripled over the last two years through strong new investor inflows, supportive digital asset pricing and successful new product launches."

<u>Vine Hill's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 198</u>

18. We refer to the first full paragraph on page 200, which appears to suggest that Vine Hill had not identified a target as of September 30, 2025. Please update your disclosure accordingly.

<u>Information About CoinShares</u>
<u>Operating Segments</u>
<u>Asset Management, page 211</u>

19. Please revise to provide more detailed disclosures about XBT Provider and the exchange-traded notes involved. In this regard, we note your statement on page 49 that your investors are exposed to credit risk relating to XBT Provider.

20. We note that CoinShares generates management fees through Block Index. Please expand your disclosure to provide more information about this product and clarify whether CoinShares earns revenue through the licensing of this index.

<u>Distribution Channels</u>
<u>Infrastructure and Custody Partnerships, page 215</u>

21. Please revise to provide more detailed disclosures of your relationships and arrangements with infrastructure providers. File any agreements as exhibits to the extent required under Item 601(b)(10) of Regulation S-K. In this regard, we note your disclosures on pages 58-59 that your ability to manage and grow your business successfully can be impeded by systems, and your business is vulnerable to deficiencies and failures in support systems.

22. We note your disclosure on page 61 that Komainu and Zodia Custody Limited are custodians to your digital assets. Please revise to provide additional disclosures about

each of your digital asset custodians, including without limitation:

- A breakdown of digital assets under custody at each custodian.
- The portion of digital assets that are held in hot wallets and cold wallets, respectively, and whether there are differential storage practices with regard to your own digital asset holdings versus customers' holdings.
- The geographic location where the digital assets are held in cold wallets and the private keys are located.
- The material terms of any agreements you have with each custodian, and file such agreements as exhibits to the registration statement.
- Identities of your personnel that have access to the digital assets at each custodian, and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof.
- The terms and limits of any insurance coverage provided by each custodian, and whether and how such coverage may be shared among all of such custodian's customers. Also clarify whether any insurance providers have inspection rights associated with the digital assets held in storage.
- How the existence, exclusive ownership and software functionality of private keys and other ownership records are validated by the relevant parties.

Human Capital, page 218

23. Please revise to expand your statement that "[m]anagement and founders collectively own a significant portion of the business," and provide quantified disclosures as appropriate. Please also revise to provide more detailed disclosures of the CoinShares management team. In this regard, we note the statement on page 119 that "CoinShares is led by a highly experienced, founder-led, management team that has proven its ability to scale the business dramatically over time while maintaining consistent profitability and expanding margins."

CoinShares' Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Consolidated Statement of Comprehensive Income
Other revenue, page 227

24. We note that your Capital Markets segment generates yield through staking. Where appropriate, please provide more information about your staking operations, including but not limited to:

- Clarifying whether you stake any crypto assets other than ETH;
- Clarifying whether this component of your revenues is the result of staking crypto assets that are held in ETPs or the company's own treasury;
- The amount of ETH you staked in order to generate the staking rewards for the periods disclosed; and
- Whether you use third party service providers to stake your ETH, and if so, identify such third party service providers and discuss the material terms of such agreements.

25. We note that your Capital Markets segment generates yield through lending. Where appropriate, please provide more information about your lending operations, including but not limited to:
    - Identifying the types of counterparties to which you provide loans;
    - The material terms of the loans, including the interest you charge on the loans and whether they are collateralized; and
    - To the extent material, file the Master Loan Agreement as an exhibit to the registration statement.

Results of Operations
Comparison for Period Ended June 30, 2025, to Period Ended June 30, 2024, page 230

26. Please revise here and on page 235 to clearly label the periods ended June 30, 2024, and the years ended December 31, 2024 and 2023 as restated, and tell us your consideration of disclosing the impact of the restatement on your results of operations.

Non-GAAP information, page 243

27. In your reconciliation of Adjusted EBITDA, you exclude the change in fair value for digital assets designated as treasury holdings. Please tell us your consideration of whether these changes in fair value are normal operating transactions that recur due to digital asset price volatility, and excluding these items from your Non-IFRS financial measures may be misleading under Rule 100(b) of Regulation G and question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Material Contractual Obligations / Agreements, page 247

28. We note your disclosure that "[a]cross CoinShares there are several material agreements in place that bring rise to financial obligations," including the CoinShares XBT Provider Prospectus and the CoinShares Physical Prospectus. Please revise to attach the CoinShares XBT Provider Prospectus and CoinShares Physical Prospectus as exhibits, or provide your analysis as to why you believe these are not required under Item 601(b)(10) of Regulation S-K.

Management of Holdco After the Business Combination
Code of Business Conduct and Ethics, page 253

29. Please revise to describe in greater detail any process or procedures you have in place to manage conflicts of interests. In this regard, we note your disclosure on pages 47 and 55 that failure to appropriately deal with any conflicts of interest may result in material and negative impact on your asset management business.

Comparison of Corporate Governance and Shareholders' Rights, page 260

30. To the extent not addressed elsewhere, where appropriate, please provide an explanation of any material differences in the rights of Vine Hill's and CoinShares' security holders as compared with security holders of the combined company as a result of the de-SPAC transaction.

Coinshares International Limited
Notes to Consolidated Financial Statements for the two years ended December 31, 2024 and December 31, 2023
Other revenue, page F-100

31. Please provide an analysis disaggregating your staking revenue by digital asset for each digital asset that individually comprises 5% or more of your total staking revenue. In addition, please provide us an analysis disaggregating staking revenue by type of staking, such as self staking, liquid staking, custodial staking, staking for customers using your validator nodes and staking for customers using third-party validator nodes. Please provide this information for each period included in your financial statements.

10. Digital assets, page F-102

32. You disclose that the majority of the digital assets you hold are related to collateral for the certificate liabilities arising from the issuance of ETPs. On page F-88 you also disclose that digital assets may be held for actively managed trading positions. Please provide a disaggregation of your digital asset holdings related to collateral for the issuance of ETPs by XBTP and CSDSL and for your actively managed positions for each significant digital asset held in periods covered by your financial statements.

17. Certificate liabilities, page F-107

33. Please provide your accounting analysis supporting your accounting for the XBT Provider and CoinShares Physical ETPs and related collateral assets. In your response, please describe for us the nature of these products, and explain to us why these liabilities and collateral assets are recognized on your consolidated statements of financial position.

34. Please tell us if you are consolidating the underlying funds associated with the certificate liabilities. If so, please provide your IFRS accounting analysis supporting this conclusion.

Exhibits

35. We note your disclosure on page 155 that in connection with the filing of the registration statement, White & Case LLP intends to deliver an opinion to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Scheme of Arrangement (taken together with the CTB Election) should qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Please confirm that you will include this tax opinion as an exhibit to this registration statement.

Please contact Rolf Sundwall at 202-551-3105 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Jonathan Ko